Exhibit 99.1

VivoPower International PLC Announces Appointment of Gemma Godfrey to the Board of Directors

LONDON, December 15, 2020

VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce the appointment of Gemma Godfrey to the Company’s Board of Directors.

A serial entrepreneur, Gemma was the Founder and CEO of a fintech company that enabled digital investing, and which was acquired by FTSE 250 insurance group, JLT. She subsequently went on to launch a digital media business for News UK, part of News Corp.

Gemma was also a former boardroom adviser to Arnold Schwarzenegger on “The Apprentice.” She was an adviser to the UK Government on its 10-year strategy to improve the nation’s financial wellbeing.

Prior to embarking on her entrepreneurial career, Gemma was Head of Investment Strategy at FTSE-AIM wealth manager Brooks Macdonald, and Chair of the Investment Committee of Credo Group. Gemma started her career at Goldman Sachs and GAM and has a background in quantum physics.

Gemma presently serves as the Chair of the Investment Management Group of IWP, a national network of Independent Financial Advisors in the United Kingdom. She is a Non-Executive Director of Creativemass, an advanced technologies company, and provides oversight for the assets of the largest communal welfare charity in Europe. Gemma is also a business expert on ITV’s Good Morning Britain.

Executive Chairman and CEO of VivoPower, Kevin Chin, commented, “I am delighted to welcome Gemma to the Board of VivoPower. She brings a really unique mix of skills and experiences across entrepreneurship, technology, quantum physics, finance and media. With a track record of building and advising fast-growing companies, Gemma’s knowledge and experience will be invaluable as we continue to hyperscale our electric vehicle and sustainable energy solutions offerings.”

On her appointment to the Board, Gemma Godfrey added, “We can all understand the need to cut energy costs, improve efficiency, and help the planet. VivoPower’s electric vehicles and sustainable energy solutions help its customers to do just that. I’m thrilled to join a company certified as “using business as a force for good” as it continues to accelerate its growth and harnesses the power of digital transformation.”

About VivoPower

VivoPower is a NASDAQ-listed international battery technology, electric vehicle, solar and critical power services company whose core purpose is to deliver sustainable energy solutions to its customers. VivoPower is a certified B Corporation and has operations in Australia, Canada, the United States and the United Kingdom.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com